UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 25)1

ATRM Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04964A103

(CUSIP Number)

JEFFREY E. EBERWEIN

LONE STAR VALUE MANAGEMENT, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,005
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,005
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		428,017
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

428,017
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 04964A103

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”). This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 3,005 Shares directly owned by Lone Star Value GP were acquired upon a pro rata in-kind distribution from Lone Star Value Investors to its partners.

Of the 425,012 Shares directly owned by Mr. Eberwein (i) 405,012 Shares were acquired upon a pro rata in-kind distribution from Lone Star Value Investors to its partners, and (ii) 20,000 Shares were granted to Mr. Eberwein in connection with his service on the Issuer’s Board of Directors. Excluded from Mr. Eberwein’s beneficial ownership are 10,000 restricted Shares that do not vest until December 12, 2019.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,576,219 Shares outstanding as of July 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 2, 2019.

A.	Lone Star Value Investors
(a)	As of the date hereof, Lone Star Value Investors did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days.
B.	Lone Star Value Co-Invest
(a)	As of the date hereof, Lone Star Value Co-Invest did not beneficially own any Shares.

Percentage: 0%

7

CUSIP NO. 04964A103

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past sixty days.
C.	Lone Star Value GP
(a)	As of the date hereof, Lone Star Value GP beneficially owned 3,005 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,005 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,005 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days.
D.	Lone Star Value Management
(a)	As of the date hereof, Lone Star Value Management did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Eberwein
(a)	As of the date hereof, Mr. Eberwein beneficially owned directly 425,012 Shares. Mr. Eberwein, as the manager of Lone Star Value GP, may also be deemed the beneficial owner of the 3,005 shares owned by Lone Star Value GP.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 428,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 428,017
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days.

8

CUSIP NO. 04964A103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 16, 2019, Lone Star Value Investors and Lone Star Value Co-Invest (together, the “Holders”) entered into a Series B Preferred Stock Dividend Agreement (the “Dividend Agreement”) with the Issuer, pursuant to which the Issuer issued to the Holders a total of 17,914.2 shares of Series B Preferred Stock. The Issuer previously issued shares of Series B Preferred Stock to the Holders. Dividends on those shares have accrued through December 31, 2018 but have not been paid. Pursuant to the Dividend Agreement, the Issuer and the Holders have agreed that the Series B Preferred Stock will be issued in lieu of payment and in full satisfaction of such accrued dividends.

The foregoing description of the Dividend Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On July 17, 2019, the Issuer entered into two waivers with Lone Star Value Co-Invest and one waiver with Lone Star Value Management, pursuant to which the parties thereto agreed (i) that the closing of the previously announced merger with Digirad Corporation (the “Merger”) would not constitute an event of default under the terms of two promissory notes issued by the Issuer to Lone Star Value Co-Invest on January 12, 2018 and June 1, 2018 for the principal amounts of $500,000 and $900,000, respectively, or under the terms of a promissory note issued by the Issuer to Lone Star Value Management on December 17, 2018 for the principal amount of $300,000, (ii) that neither Lone Star Value Co-Invest nor Lone Star Value Management would be entitled to accelerate any payment under such notes as a result of the closing of the Merger and (iii) upon the closing of the Merger, the Issuer would be permitted to amend its governing documents in accordance with the terms of the Agreement and Plan of Merger with Digirad Corporation.

The foregoing description of the waivers does not purport to be complete and is qualified in its entirety by reference to the full text of such waivers, which are filed herewith as Exhibits 99.2, 99.3 and 99.4 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Series B Preferred Stock Dividend Agreement, dated July 16, 2019.
99.2	Waiver of Promissory Note, dated July 17, 2019.
99.3	Waiver of Promissory Note, dated July 17, 2019.
99.4	Waiver of Promissory Note, dated July 17, 2019.

9

CUSIP NO. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10